Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S R E L E A S E

January 22, 2013

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 70,475,306

UPDATE TO BROOKFIELD BID

Vancouver, BC – January 22, 2013 – Western Wind Energy Corp. – (the “Company” or “Western Wind”) (TSX Venture Exchange – “WND”) (OTCQX – “WNDEF”) states that during the past few days we have met with representatives of Brookfield for the purpose of discussing an increase in the Offer above $2.50 a share. We came to that meeting at the request of Brookfield with the understanding that they were prepared to consider an increase in the offer. While we made progress on this front, a revised offer was not presented by the time that our directors’ circular was required by law to be distributed.

Today, a representative of Brookfield made an indication to our financial advisor that they were prepared to offer $2.50 cash plus the entire Yabucoa Project to be spun out into a new public company for the benefit of the existing Western Wind shareholders. No formal binding offer has been made or accepted. While we believe that the total value of this bid is in the right direction of where this value should be, additional discussions will still need to be held with Brookfield should they and we wish to pursue a revised offer. As a consequence of the recent events and the existing process, the Board will send out a new Directors’ circular rejecting the current Brookfield proposal that was submitted on November 26, 2012 expiring on January 28, 2013.

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ABOUT WESTERN WIND ENERGY CORP.

Western Wind is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the TSX Venture Exchange under the symbol “WND”, and in the United States on the OTCQX under the symbol “WNDEF”.

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near

Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:

Lawrence Casse
AlphaEdge

Tel: (416) 992-7227
Email: alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements contained in this news release may constitute forward-looking information under applicable Canadian securities legislation. These statements relate to future events and are prospective in nature. All statements other than statements of historical fact may constitute forward-looking statements or contain forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “project”, “predict”, “potential”, “plan”, “continue”, “estimate”, “expect”, “targeting”, “intend”, “could”, “might”, “seek”, “anticipate”, “should”, “believe” or variations thereof. Forward-looking information may relate to management’s future outlook and anticipated events or results and may include statements or information regarding the future plans or prospects of the Company.

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Forward-looking information is based on certain factors and assumptions regarding, among other things, the Company’s negotiations with prospective purchasers and the results of due diligence investigations conducted by prospective purchasers, the Company’s ability to successfully negotiate non-disclosure agreements with interested parties, the availability of a financially superior offer, the Company’s future growth, results of operations, performance, business prospects and opportunities as well as the economic environment in which it operates. Several factors could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: actions taken by the Offeror or Brookfield Renewable, actions taken by the Western Wind Shareholders in relation to the Offer, the possible effect of the Offer on the Company’s business, the outcome of the Company’s previously-announced sale process, the ability of the Company to successfully negotiate non-disclosure agreements with interested parties, and the availability of value-maximizing alternatives relative to the Offer. Additional risks and uncertainties can be found in the Company’s MD&A for the year ended December 31, 2011 and the Company’s other continuous disclosure filings which are available at www.sedar.com.

Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements including, without limitation: the progress of Western Wind’s sales process, whether the Company is able to successfully negotiate the terms of non-disclosure agreements with interested parties, the results of due diligence investigations conducted by interested parties, and, assuming the Company receives an expression of interest, whether a financially superior offer for Western Wind emerges, whether the Company is able to successfully negotiate a prospective sales transaction and whether the conditions of any proposed transaction, including receipt by the Company of all necessary approvals, are met.

The Board of Directors believes that the expectations reflected in the forward-looking statements contained in this news release are reasonable, but no assurance can be given that they will prove to be correct. Actual results and future events may differ materially from those anticipated and accordingly forward-looking statements should not be unduly relied upon. Forward-looking statements contained in this document speak only as of the date of this news release. Except as required by applicable law, Western Wind disclaims any obligation to update any forward-looking information.

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